Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Adopts International Financial Reporting Standards (IFRS)

NEW YORK, NY, July 23, 2009 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today announced that it has completed its previously announced adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

As part of this adoption, Thomson Reuters has filed an amended first-quarter 2009 report containing management’s discussion and analysis and related financial statements prepared in accordance with IFRS.  The amended report includes IFRS/Canadian GAAP reconciliations for the three months ended March 31, 2009 and 2008 and for the year ended December 31, 2008.

Future quarterly and annual results will be reported under IFRS, and Thomson Reuters second and third-quarter 2009 reports will also contain reconciliations between IFRS and amounts previously reported under Canadian GAAP.

Thomson Reuters will webcast a discussion of its adoption of IFRS tomorrow (July 24, 2009) beginning at 10:00 a.m. U.S. Eastern Daylight Time (EDT) / 3:00 p.m. British Summer Time (BST).  To participate in the webcast, please visit www.thomsonreuters.com and click the “Investor Relations” link located at the top of the page and then “IFRS Adoption Webcast” on the right side of the “Investor Relations” home page.  A copy of this news release along with slides and other materials for the webcast are available at www.thomsonreuters.com.

The amended first-quarter report is available at www.thomsonreuters.com within the “Investor Relations” section of the website.  The report is being filed with the Canadian securities regulatory authorities and will be available on the SEDAR website at www.sedar.com, and it is being furnished to the U.S. Securities and Exchange Commission on Form 6-K and will be available at www.sec.gov.  A copy of the report will be available at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS, United Kingdom.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com